DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
[redacted]s@dsm.com

DSM

Heerlen (NL), 29 May 2008

DSM completes acquisition of PTG

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that it has closed the acquisition of The Polymer Technology Group, Inc. (PTG) of Berkeley (California, United States), a market leader in the field of biomedical polymers.

Through this acquisition DSM gains a global leading position in the fast growing biomedical materials market. PTG will now be known as DSM PTG. The acquisition was announced on 28 April 2008.

Steve Hartig, President DSM Biomedical, commented: "*We are excited that our acquisition of PTG has closed and look forward to moving forward with a combined effort. With PTG, DSM obtains a leading position in the field of biomedical polymers. This acquisition will enable us to grow a unique portfolio of materials-based technologies for the healthcare market. This will allow acceleration in our business growth and market presence.*"

Bob Ward, President and one of the founders of PTG: "*We see the combination of PTG and DSM's biomedical activities as a huge step allowing us to better serve our customers in the medical device and pharmaceutical industries by bringing a much greater breadth of products, technology and services to bear.*"

The DSM Biomedical and PTG organization will be closely linked to best service the global market. To secure a smooth integration Bob Ward will stay on as President of DSM PTG.

The acquisition of PTG is an important step for DSM in realizing its ambitions in Biomedical Materials, one of the Emerging Business Areas defined in DSM's *Vision 2010* strategy. Being active in both Materials Sciences and Life Sciences, DSM is in a unique position and can combine its abilities in both market segments resulting in new, innovative products that address societal needs in this particular case in healthcare.

DSM Biomedical
To meet the upcoming needs of the medical and biotech industries, DSM Biomedical builds on the expertise and strengths of DSM in polymers, coating technology, materials science and life sciences. DSM's current biomedical portfolio includes ComfortCoat™ hydrophilic and antimicrobial coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Furthermore, a research and development program specifically aimed at extending DSM's material portfolio for the orthopedic industry has been started. Moreover, DSM Biomedical is focusing on developing materials and systems around implantable devices for the musculoskeletal and vascular systems and drug delivery devices in musculoskeletal, vascular and ophthalmic application areas. For more information, visit www.dsmbiomedical.com.

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DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

The Polymer Technology Group (PTG)

PTG was co-founded in 1989 by Bob Ward, a recognized pioneer in the field of biomaterials. It is vertically-integrated, in research, development, design, scale-up, and manufacture of new polymers, components and medical devices. PTG's materials portfolio includes some of the world's most extensively tested biomaterials in clinical use today: BioSpan® segmented polyurethane, Bionate® polycarbonate urethane and CarboSil® silicone polycarbonate urethane. PTG recently expanded operations to 70,000-square-feet comprise the equipment and expertise to support production-scale polymer synthesis through contract medical device manufacturing. More information: www.polymertech.com

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release. The English language version of the press release is leading.